Exhibit 99.1

Can-Fite to Exhibit at Bio International Convention in Philadelphia on June 15 - 18, 2015

PETACH TIKVA, Israel, June 15, 2015 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs being developed to treat inflammatory diseases, cancer and sexual dysfunction, today announced the Company will exhibit at the Bio International Convention in Philadelphia on June 15 - 18, 2015 at the Israel Office of the Chief Scientist's booth #427. The Company's Director of Business Development, Dr. Sari Fishman will conduct one-on-one meetings with potential partners, as well as present findings from Can-Fite's clinical programs to scientists and medical doctors attending the convention.

“We are pleased to once again be invited by the Israeli Chief Scientist to exhibit at their booth which hosts a select number of Israeli biotech companies. Bio International is the largest global event for our industry and we look forward to a very productive conference including potential partnership talks," stated Can-Fite CEO Dr. Fishman.

The BIO International Convention is the largest global event for the biotechnology industry and attracts the biggest names in biotech, offers key networking and partnering opportunities, and provides insights and inspiration on the major trends affecting the industry. The Convention also features the BIO Business Forum (One-on-One Partnering), hundreds of sessions covering biotech trends, policy issues and technological innovations, and the world's largest biotechnology exhibition - the BIO Exhibition.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of cancer, inflammatory disease and sexual dysfunction. The Company’s CF101 recently completed its Phase II/III trials for the treatment of psoriasis and the Company is preparing for a Phase III CF101 trial for rheumatoid arthritis. Can-Fite’s liver cancer drug CF102 is in Phase II trials and has been granted Orphan Drug Designation by the U.S. Food and Drug Administration. CF102 has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. The Company’s CF602 has shown efficacy in the treatment of erectile dysfunction. Can-Fite has initiated a full pre-clinical program for CF602 in preparation for filing an IND with the U.S. FDA in this indication. These drugs have an excellent safety profile with experience in over 1,200 patients in clinical studies to date. For more information please visit: www.can-fite.com

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114